ATRIUM
INNOVATIONS

07026778

SEC MAIL PROCESSING
RECEIVED
SEP 18 2007
WASH., D.C. 182 SECTION

September 11, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Press release (Sept. 10, 2007): "Atrium Innovations Announces Management Changes"**

Yours truly,

Manon Deslauriers
Corporate Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Encl.

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

ATRIUM
INNOVATIONS

PRESS RELEASE
FOR IMMEDIATE RELEASE

Atrium Innovations Announces Management Changes

Quebec City, Canada, September 10, 2007 – Mr. Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc. ("Atrium" or the "Company", TSX: ATB) today announced changes to the management structure of Atrium. These changes follow the decision by Mr. Richard Bordeleau, President of the Health & Nutrition Division, to resign his position in order to pursue news challenges. However, Mr. Bordeleau will continue to work with the Company as an external consultant on special projects.

"Richard played an important role in the development and growth of Atrium over the last few years. His talent and passion have greatly contributed to the success of the Company. Richard, after personal reflection, has decided to take on new challenges and we wish him the best. We are also very happy that we will be able to benefit from Richard's experience in his role as a consultant for Atrium", added Mr. Fitzgibbon.

Subsequent to Mr. Bordeleau's departure, Dr. Serge Yelle, Atrium's current Vice-President, Business Development is appointed Executive Vice-President, Health & Nutrition Division. Dr. Yelle's mandate will be to supervise the operations of the division. "Serge has demonstrated his vast know-how over the past few years in the development of Atrium not only in the identification of target companies, but also in the integration of acquired companies. He has done this most notably with Douglas Laboratories and more recently with Mucos. In his new position, Serge will exercise a greater leadership role in the development of the Company and will use his many talents that will be positive for the future of Atrium", stated Mr. Fitzgibbon.

Also, Mr. Jocelyn Harvey, Vice-President, Mergers & Acquisitions, will assume certain business development functions that were performed by Dr. Yelle. These functions include the identification and the qualification of acquisition targets.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 600 employees. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Source : Atrium Innovations Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

END